Exhibit 12.1

CCO HOLDINGS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended September 30,		Six Months Ended September 30,
	2009	2008	2009	2008

Earnings

Income (Loss) from Operations before Noncontrolling Interest and Income Taxes	$(2,913)	$(3)	$(2,891)	$41
Fixed Charges	239	205	673	604

Total Earnings	$(2,674)	$202	$(2,218)	$645

Fixed Charges
Interest Expense	$137	$199	$477	$586
Interest Expense included within Reorganization Items, Net	96	-	176	-
Amortization of Debt Costs	4	5	14	13
Interest Element of Rentals	2	1	6	5

Total Fixed Charges	$239	$205	$673	$604

Ratio of Earnings to Fixed Charges (1)	-	-	-	1.1

(1) Earnings for the three months ended September 30, 2009 and 2008 were insufficient to cover fixed charges by $2.9 billion and $3 million, respectively. Earnings for the nine months ended September 30, 2009 were insufficient to cover fixed charges by $2.9 billion. As a result of such deficiencies, the ratios are not presented above.